UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  ANNUAL FILING
                               (Amendment No. "")

Orbimage, Inc.
(NAME OF ISSUER)
Common Stock, par value $0.01 per share
(TITLE CLASS OF SECURITIES)
68555y101
(CUSIP NUMBER)
12/31/04
(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

               (X)  RULE  13D-1(B)
               ( )  RULE  13D-1(C)
               ( )  RULE  13D-1(D)

*THE  REMAINDER  OF  THIS  COVER  PAGE  SHALL  BE  FILLED  OUT  FOR  A
REPORTING  PERSON'S  INITIAL  FILING  ON  THIS  FORM  WITH  RESPECT  TO  THE
SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED
IN  A  PRIOR  COVER  PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE
SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


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CUSIP  NO.  68555y101           13G                               PAGE  2  OF  9

1.  NAME OF REPORTING PERSON/EIN
      General Motors Investment Management Corporation

2.  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP.*

    NOT APPLICABLE                                   A  __
                                                     B  __
3.  SEC  USE  ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware


5.  SOLE VOTING POWER
    0
6.  SHARED VOTING POWER
    680,658
7.  SOLE DISPOSITIVE POWER
    0
8.  SHARED DISPOSITIVE POWER
    680,658
9.  TOTAL BENEFICIALLY OWNED
    680,658

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.86%

12. TYPE OF REPORTING PERSON*
      IA, CO


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CUSIP  NO.  68555y101                                             PAGE  3  OF  9


1.  NAME OF REPORTING PERSON/EIN

     General Motors Trust Company, as trustee for GMAM Investment Funds Trust II

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.*

    NOT APPLICABLE                                   A  __
                                                     B  __
3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
     New York, New York


5.  SOLE VOTING POWER
    SHARES          0
6.  SHARED VOTING POWER
    SHARES          680,658
7.  SOLE DISPOSITIVE POWER
    SHARES          0
8.  SHARED DISPOSITIVE POWER
    SHARES          680,658
9.  TOTAL BENEFICIALLY OWNED
    SHARES          680,658
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    NOT APPLICABLE

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      6.86%

12. TYPE OF REPORTING PERSON*
      EP

-----------


      SCHEDULE  13G                                               PAGE  4  OF  9
ITEM 1.

     (A)  NAME OF ISSUER
          Orbimage, Inc.  ('ORBM')

     (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES
          21700 Atlantic Blvd.
          Dulles, VA  20166

ITEM 2.

     (A)     NAME OF PERSON FILING

          (i) General Motors Trust Company, as trustee for GMAM Investment Funds Trust II ("Trust")
          (ii)  General Motors Investment Management Corporation ("GMIMCo")

     (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
          RESIDENCE

          (i)   Trust
                767 Fifth Ave.
                New York, NY    10153

          (ii)  GMIMCo
                767 Fifth Avenue
                New York, NY 10153

     (C)  CITIZENSHIP

          (i)   Trust - New York
          (ii)  GMIMCo - Delaware

     (D)  TITLE CLASS OF SECURITIES
          Common Stock, par value $0.01 per share (Orbimage Inc. Shares)

     (E)  CUSIP NUMBER
          685855y101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

(SELECT EITHER E OR F)
     (E)[x] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940 (in the case of GMIMCo)

     (F)[x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act OF 1974 or Endowment Fund (in the case of the Trust) SEE SECTION
            240.13d-1(b)(1)(ii)(F)


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                                                                  PAGE  5  of  9
ITEM 4.  OWNERSHIP
The Trust is a trust formed under and for the benefit of one or more employee benefit plans ("Plans") of General Motors Corporation ("GM"), its subsidiaries and unrelated employers. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. Its principal business is providing investment advice and investment management services with respect to the assets of the Plans and of certain direct and indirect subsidiaries of GM and other entities. The Trust and GMIMCo are referred to herein as the "Reporting Persons."

GMIMCo has the responsibility to select and terminate investment managers with respect to the Plans. It also itself manages certain assets of the Plans. GMIMCo has discretionary authority over the assets of the Plans which they manage including voting and investment power with respect to securities of the Issuer included among such assets. In view of GMIMCo's management of certain assets of the Plans, the following information is being provided as of December 31, 2004 with respect to such securities of the Issuer under management by the Manager for the benefit of the Plans (1):

     (A)  AMOUNT BENEFICIALLY OWNED

            (i)          Trust          680,658
            (ii)         GMIMCo         680,658
     (B)  PERCENT OF CLASS

            (i)          Trust          6.86  %
            (ii)         GMIMCo         6.86  %

     (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
            (I)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE
                      0
            (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE  -
                      Same as set forth under Item 4 (a) above
            (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION -
                      0
            (IV)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF-
                      Same as set forth under Item 4 (a) above.

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include shares of the Issuer and/or other securities of the Issuer in addition to those referred to in this statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo as noted above). No information regarding any such holdings by such trusts under the Plans is contained in this statement.
ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
           NOT  APPLICABLE
 --------------
(footnotes)
 (1) Pursuant to Rule 13d-4. The Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such Person is, for the purposes of Sections 13(d) or 13(g) of the Securities
Exchange Act      of 1934, as amended, the beneficial owner of any securities covered by this statement.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          NOT  APPLICABLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          NOT APPLICABLE

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          NOT APPLICABLE

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

          NOT APPLICABLE


ITEM 10. CERTIFICATION

By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February ___, 2005

                         GENERAL MOTORS TRUST COMPANY,
                         As trustee for GMAM Investment Funds Trust II

                         By: ______________________________________
                              Name:
                              Title:


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                                                                  PAGE  8  of  9

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February ___, 2005


                         GENERAL MOTORS INVESTMENT MANAGEMENT
                         CORPORATION



                              By: ______________________________________
                              Name:
                              Title:

JOINT FILING AGREEMENT

     This  will  confirm the agreement by and among all the undersigned that the
Schedule 13G filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock of Orbimage Inc. being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:   February ___, 2005




                         GENERAL MOTORS TRUST COMPANY,
                         As trustee for GMAM Investment Funds Trust II

                         By:____________________________________
                              Name:
                              Title:




                         GENERAL MOTORS INVESTMENT MANAGEMENT
                         CORPORATION


                         By:____________________________________
                              Name:
                              Title: